Emgold Mining Corporation (An Exploration Stage Company)
Management Discussion and Analysis
For the Nine Months Ended 30 September 2012
Date: 28 November 2012

Table of Contents

To Our Shareholders:	1

Overview	2

The I-M Project, California	3

Buckskin Rawhide Property, Nevada	5

Koegel Rawhide Property, Nevada	7

Stewart Property, British Columbia	9

Rozan Property, British Columbia	9

Market Trends	9

Golden Bear Ceramics Company	10

Results of Operations	10

Summary of Quarterly Results	11

Exploration and Evaluation	12

Liquidity	13

Capital Resources	13

Off‐Balance Sheet Arrangements	15

Related Party Transactions and Balances	16

Proposed Transactions	16

Critical Accounting Estimates	17

Financial Instruments and Other Instruments	17

Management of Capital	18

Approval	20

Caution on Forward‐Looking Information	20

Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

To Our Shareholders:

The following information, should be read in conjunction with the unaudited condensed interim consolidated  financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) for the  nine months ended 30 September 2012 (fiscal 2012) and 2011 (fiscal 2011) and the related notes attached thereto, and the audited annual financial statements for the year ended 31 December 2012, which were prepared in accordance with International Financial Reporting Standards (“IFRS”).  All amounts are expressed in U.S. dollars unless otherwise indicated.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur.  Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The following list is not exhaustive of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated.  Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced.  Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

The table below sets forth the significant forward-looking information included in this MD&A:

Forward-Looking Information	Key Assumptions	Most Relevant Risk Factors
Future funding for ongoing operations	The Company will be able to raise these funds	The Company has disclosed that this may be difficult and failure to raise these funds will materially impact the Company’s ability to continue as a going concern

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

Overview

Emgold is a mineral exploration and mine development company with properties located in the western U.S. and Canada.  The main focus of the Company is to permit and reopen the historic Idaho-Maryland Gold Mine located in Grass Valley, California (the “I-M Project”).  The Idaho-Maryland Mine was discovered in 1851, was in production from 1862 through 1956, and was the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons of ore, for a recovered grade of 0.43 ounces of gold per short ton.  The Company intends to obtain all necessary permits for dewatering, exploration, construction, development, re-opening, and reclamation of the Idaho-Maryland Mine.  The permitting application is based on development of up to a 2,400-ton per day mining and processing operation with potential to produce over 200,000 ounces of gold per year.

The Company also has a portfolio of exploration projects including the Buckskin-Rawhide and Koegel Properties in Nevada and the Stewart Property and Rozan Properties in British Columbia.  High grade vein and bulk disseminated gold exploration targets have been identified at the Buckskin Rawhide and Koegel Rawhide Properties.  Gold, silver, molybdenum and tungsten targets have been identified at the Stewart Property.

In addition to its mineral property interests, the Company has developed a manufacturing process that can be used to process a variety of mineral wastes, including mine tailings, fines from aggregate quarries, and fly ash from coal fired power plants, into high quality 100% recycled stone and ceramic building products such as floor tile, roof tile, and wall cladding.  These products can be certified by the US Green Building Council and would meet requirements for Leadership in Energy and Environmental Design (LEED) Credits.  The Company plans to ultimately spin this technology off to a third party to allow its commercialization to be independently financed.

a)	Significant Events and Transactions during the Period

External permitting activities with the City of Grass Valley related to the Idaho-Maryland Project in California remain temporarily on hold pending financing activities by the Company.  As announced in a 26 October  2011 press release and further in a 07 September 2012 press release, the preparation of the Environmental Impact Report (EIR) remains temporarily on hold while the Company waits for improved equity market conditions to raise the funds necessary to complete the process.  On 10 September 2012, the City of Grass Valley notified the Company that their 2011 Revised Permit Applications were “deemed withdrawn” and the applications will need to be resubmitted when the Company has the funds in place and is ready to move forward.  The Company continues to complete technical work internally in support of its project applications in preparation for moving forward with the City.  It is expected the final EIR can be completed within 12 months, subsequent to the necessary funds being raised to move forward.

The Company expanded the Buckskin Rawhide Property by leasing 21 claims totaling 420 acres, called the Buckskin Rawhide West Area, as announced in a 06 February 2012 press release.  On the Buckskin Rawhide West Area, the Company completed additional sampling and analysis of the Black Eagle High Grade Vein Target and Chicago Mountain Bulk Disseminated Target.  The modelling of historic and Emgold surface sampling and historic drilling continued during the period.  In the third quarter of 2012, the Company entered into negotiations with two parties interested in leasing or joint venturing the Buckskin Rawhide East Area.  On 14 November 2012, subsequent to quarter end, the Company announced a transaction with Rawhide Mining Company LLC (“RMC”) whereby Emgold will acquire a 100% ownership in the Buckskin Rawhide East portion of the Property and subsequently lease the Buckskin Rawhide East portion of the Property to RMC (see 14 November and 19 November 2012 press releases).   The Company acquired the Koegel Rawhide Property on 13 February 2012.  On 15 February 2012, the Company doubled the size of the Property to 36 unpatented claims and 720 acres by staking 17 additional unpatented claims.  In 27 February and 28 March 2012 press releases, the Company announced sampling results taken during its due diligence on the Property, including high grade rock chip samples from the T-10 zone.  During the quarter, modelling of historic surface and Emgold sampling at the Koegel Rawhide Property in Nevada continued.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

Computerization of historic surface sampling data was completed on the Stewart Property.  Emgold obtained permits for its 2012 exploration programs planned for the Stewart and Rozan Properties in B.C. in August 2012    Drilling and surface sampling activities commenced on the Rozan property in late August, 2012.

Corporately, on 01 May 2012, Emgold retained Vanguard Shareholder Solutions for investor relations services.  On 07 May 2012, the Company moved to OTCQB status.  On 22 May 2012, Andrew MacRitchie was appointed as a new Independent Director.  Grant T. Smith was appointed as CFO replacing Kenneth Yurichuk on 01 September 2012.  Lisa Maxwell was appointed as Corporate Secretary, replacing Mary Davis on 01 September 2012. Also on 01 September 2012, the Company retained Clearline Chartered Accountants of Vancouver to provide corporate accounting and financial services, replacing Quorum Management Services.

Emgold completed a re-pricing and extension of 11.8 million warrants, re-pricing them from $0.35 per share to CDN$0.15 per share, with a 12 month extension for exercise.  A total of 1,194,101 of these warrants were exercised through an early conversion option at CDN$0.10 per share for total proceeds of CDN$119,410 as announced in Emgold’s 10 September 2012 press release.

The I-M Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851.  It was in production from 1862 through 1956 and was the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The Idaho-Maryland Mine is located adjacent to the historic Empire Mine, the largest historical underground producer in California, reportedly producing 5.8 million ounces of gold.  It was Newmont Mining Corporation’s first operating mine and Newmont maintains the mineral rights to the property.  Within a three mile radius of the Idaho-Maryland Mine, the historic mines in the Grass Valley District produced a reported 13 million ounces of gold.  Including placer gold, the Grass Valley District is reported to have produced 17 million ounces of gold.

The Company has a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project.  The BET Agreement, subject to a series of extensions, covers the lease and purchase of approximately 2,750 acres of mineral rights and 93 acres of surface rights associated with the Idaho-Maryland Project.  Emgold owns certain other mineral and surface rights associated with the Project.  The BET Agreement has been extended from 01 February 2011, for an additional two years to 01 February 2013.  Lease payments during the extension period will be $30,000 per quarter.  The Company has the ability to exercise the purchase option of the BET Agreement at any time while the option agreement remains in good standing.  At quarter end, the Company was in compliance with all the terms of its option to purchase agreement on the Idaho-Maryland Mine.

Under the previous lease agreement, Emgold was to make quarterly option payments of $30,000 beginning on 01 February 2009, until 31 January 2010.  For the period from 01 February 2010, to 31 January 2011, the quarterly option payments were to increase to $60,000 per quarter.  The BET Group has agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter.  The amount of the deferral, totalling $120,000, will be added to the purchase price of the Property, the first instalment of which becomes due on 01 February 2013.  The deferral of $120,000 will be subject to interest calculated at 5.25% compounded annually.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

The Company is in the advanced stage of the permitting process for the I-M Project and believes it has developed a good working relationship with all stakeholders in the local communities. The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act (“SMARA”), as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA and SMARA processes for the I-M Project.

The initial permit applications were deemed substantially complete by the City on 20 May 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modelling and mine planning being done by I-M staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On 22 June 2007, the City of Grass Valley accepted the Company’s revised permit application.  The City subsequently completed an Initial Study on January 8, 2008 and commenced preparation of the Draft EIR.

The draft EIR was prepared by the City and its consultants.  It was submitted for public comment on 30 October 2008. The public comment period was completed 20 January 2009.  Public and agency comments obtained in the public comment period were categorized and reviewed.  Meetings were held with various state agencies to review their comments on the Draft EIR.  Subsequent to these meetings, Emgold elected to make certain modifications and clarifications to the project description and revise its permit applications prior to completing the final EIR.  The primary reasons for the revisions was to reduce potential air quality impacts identified in the 2008 draft EIR and ensure that clean-up of legacy mine tailings at the Idaho-Maryland site was adequately analysed in the EIR.

The Company completed its second revision to the project description and its project applications for the project in May 2011.  The revised documents were subsequently accepted as complete by the City on 24 May 2011.  In July of 2011, the City commenced a competitive bid process to retain a consultant to complete the EIR process.  In addition, the City commenced a competitive bid process to retain three additional consultants to assist and advise it in completion of the EIR process.  On 25 October 2011, the City approved agreements for the three consultants to assist and advise it through the completion of the EIR process.  On 08 November 2011, the City approved agreements with Ascent Environmental to complete the EIR process.  The City also approved a reimbursement agreement with IMMC to cover the costs necessary to complete the EIR process.  IMMC, as the applicant, is required to cover all costs related to the EIR process.

On 23 November 2011, with the scope, cost, and schedule to complete the EIR process now known, IMMC requested that the City table its applications to allow it sufficient time to raise the funds necessary to complete the EIR process.  Emgold requested 60-90 days, but indicated to the City that this financing could take longer due to poor equity market conditions (also refer to Emgold’s 26 October 2011 press release).  On 13 March 2012, the Company requested another 60-90 days, due to continuing poor market conditions.  The City indicated that Emgold would have 180 days to complete financing activities to move the project forward in the permitting process – until 10 September 2012 or the 2011 revised permit applications would be “deemed withdrawn”.  Should this time period lapse, the application documents would have to be refilled with the City and a new application fee paid.

On 07 September 2012, Emgold put out a press release indicating market conditions had not improved and notified the City it would allow the 2011 revised applications to be deemed withdrawn.  On 12 September 2012, the Company received a letter from the City indicating the 2011 revised applications were indeed deemed withdrawn, and would need to be resubmitted when the Company obtained the necessary funding to move forward.  This is not expected to represent a major cost or impact to the permitting process given where the Company is in the permitting process.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

Note that current volatility in the world markets due to political and economic conditions, beyond the Company’s control, are affecting all junior and senior mining companies’ ability to raise funds in the current market.  As announced in a 26 October 2011 press release, Emgold recognized it might have to temporarily place the Idaho-Maryland Project permitting on hold until market conditions improve.  At this point in time, markets have not improved.  As outlined in the press release, as a worst case, the Company may elect to drop the project and focus on other quality assets in the Company’s portfolio.

The pace of work in permitting the I-M Project has been affected by availability of funds and work has been adjusted based on funding available.  The final EIR is anticipated by the Company in 2013-14 and it is expected that the CMUP may be issued by the City within 120 days of the final EIR being completed.  There is no guarantee that the City will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by Atna Resources Ltd.) have recently returned to permitted operations in California.  In addition, Sutter Gold Mining Inc. has obtained permits to operate the Sutter Gold Mine and is in the construction process.  Golden Queen Mining Company Ltd. is in the process of obtaining permits to open the Soledad Mountain Project.  Molycorp has re-opening the Mountain Pass rare earth project and U.S. Borax operates the Boron Mine.  Several other companies are in the exploration, permitting, or development stage in California.

An EIR for the I-M Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the lead agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date.  In particular, potential legislation from the California Air Resources Board and the Federal EPA related to carbon emissions and potential cap and trade rules may have an effect on mining operations in the U.S.

Operation of the Idaho-Maryland mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, would cease.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures. The Company has an extensive Community Outreach Program in Grass Valley to inform the public about the project and to listen to their concerns.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Buckskin Rawhide Property, Nevada

The Buckskin Rawhide Property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

The Buckskin Rawhide Property is an early stage gold/silver exploration property located adjacent to the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining Company.  It was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production (by Kennecott) of 1.4 million ounces of gold and 10 million ounces of silver between 1988 and 2005.  It is also adjacent to the Regent gold-silver Property (“Regent Property”), owned by Pilot Gold Corporation.  The Regent Property was formerly drilled by Kennecott Rawhide Mining Company and Newmont Exploration Company.

The Buckskin Rawhide Property was previously explored and drilled by Kennecott Minerals.  Results indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones.  The development alternatives would include advancing the Buckskin Rawhide Property as a standalone gold/silver exploration project or combining it with other existing properties in the region.

Buckskin Rawhide East Area

Emgold’s has a lease and option to purchase agreement is with Nevada Sunrise LLC, a private company located at Auburn, California for 46 unpatented mining claims at Buckskin Rawhide.  The terms of this agreement were disclosed in an Emgold news release dated 01 December 2009.  This part of the Buckskin Rawhide property is currently 75% owned by Nevada Sunrise LLC, and 25% owned by Maurice and Lorraine Castagne.  Emgold has agreed to lease the property from Nevada Sunrise LLC, subject to the following payments:

Year	Advance Royalty Payment
2009	$10,000	(1)
2010	$10,000	(1)
2011	$10,000	(1)
2012	$20,000	(1)
2013	$40,000	(1)
2014	$60,000	(2)
2015	$60,000	(2)
2016	$60,000	(2)
2017	$60,000	(2)
2018	$60,000	(2)
2019	$60,000	(2)

Note: (1) Lease payments may be paid in either cash or Emgold common shares based on an average price of shares traded during the calendar month prior to the payment due date.  (2) Lease payments may be paid in Emgold common shares at the discretion of Nevada Sunrise based on an average price of shares traded during the calendar month prior to the payment due date.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, Emgold may acquire 100% ownership of the property by paying Nevada Sunrise an additional amount of $250,000 which Nevada Sunrise is required to use to purchase the retained 25% interest from Maurice and Lorraine Castagne as per an underlying property agreement, and to transfer that title to Emgold. Upon commercial production and after acquisition of 100% interest in the property by Emgold, Nevada Sunrise will be entitled to a 2.5% Net Smelter Royalty (“NSR”) on production from the property.

In addition, Emgold has staked six claims totalling 120 acres that make up the remainder of the Buckskin Rawhide East Property.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

Buckskin Rawhide West Area

Emgold’s has a lease and option to purchase agreement with Jeremy Wire, an individual, for 21 unpatented mining claims at Buckskin Rawhide.  The terms of this agreement were disclosed in an Emgold news release dated 06 February 2012.  Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000	(1)
2013	$10,000	(2)
2014	$10,000	(2)
2015	$20,000	(3)
2016	$30,000	(3)
2017	$30,000	(3)
2018	$30,000	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

In the third quarter of 2012, Emgold continued sampling, mapping, and analysis of historic and Company sampling at Buckskin Rawhide to further delineate the Black Eagle and Chicago Mountain Zones.  The Company entered into negotiations with two parties interested in leasing or joint venturing the Buckskin Rawhide East Claims.  Subsequent to quarter end, a deal was reached with Rawhide Mining Company LLC (“RMC”) whereby RMC will do a CDN$1.0 million of Emgold shares.  Emgold will use CDN$510,000 of this private placement to acquire the underlying property rights from underlying property owners Nevada Sunrise and Castagne, at which point their claim will be transferred into Emgold’s name.  Subsequently, Emgold will lease the Buckskin Rawhide East Claims to Rawhide.  Details of the transaction are in 14 November and 19 November 2012 press releases.

Koegel Rawhide Property, Nevada

The Koegel Rawhide Property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

The Koegel Rawhide Property is an early stage gold/silver exploration property located about four miles south of the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining Company.  The Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production (by Kennecott) of 1.4 million ounces of gold and 10 million ounces of silver between 1988 and 2005.  It is also south of Emgold’s Buckskin Rawhide Property and the Regent gold-silver Property (“Regent Property”), owned by Pilot Gold Corporation.  The Regent Property was formerly drilled by Kennecott Rawhide Mining Company and Newmont Exploration Company.

Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicates the Property is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes. The volcanic units have been folded into minor anticlines and faulted. Faults of several orientations occur on the Property with north, northwest and northeast trends. Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

Gold and silver mineralization is present at Koegel Rawhide, based on historic randomly spaced surface sampling. A total of 464 samples were taken in geologically derived locations by consulting geologist Charles P. Watson in the years 1991-1992. The results of the historic grab samples ranged from non-detectable to 2 ounces per ton gold, and from non-detectable to 11 ounces per ton silver. The methods and quality control from the historic sampling are unknown and cannot be verified under NI 43-101, but the results are considered reliable for exploration purposes.

Emgold’s has a lease and option to purchase agreement with Jeremy Wire, an individual, for 21 unpatented mining claims at Buckskin Rawhide.  The terms of this agreement were disclosed in an Emgold news release dated 06 February 2012.  Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000	(1)
2013	$10,000	(2)
2014	$10,000	(2)
2015	$20,000	(3)
2016	$30,000	(3)
2017	$30,000	(3)
2018	$30,000	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

On 15 February 2012, the Company announced that it had staked an additional 17 unpatented mining claims totalling 340 acres.  This increased the size of the Koegel Rawhide Property to 36 unpatented mining claims totalling 720 acres.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

In 27 February and 28 March 2012 press releases, Emgold announced results of due diligence soil and rock chip sampling and analysis of historic soil and rock chip sampling at Koegel Rawhide.  The Company identified a high grade vein target called T-10 with this sampling.  Potential exists for both high grade vein and bulk disseminated gold and silver targets on the Property.

In the third quarter of 2012, Emgold continued sampling and mapping activity at Koegel Rawhide to further delineate the T-10 target and continued analysis of historic data.

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia.  The Company has earned a 100% interest in the property.

The Stewart Property is a middle stage exploration property.  It is located in a region of historic mining activity, and is part of a large geological trend of tungsten, molybdenum and gold mineralization.  This trend includes Emgold’s Rozan Property, Valterra Resource Corporation’s Toughnut and Star Properties, Anglo-Swiss Resources Incorporated’s Nelson Property, Duncastle Gold’s Ymir Property, and Sultan Minerals Inc.’s Kena and Jersey Emerald Properties

The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects.  The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit.  Much data is available from those programs as well as work done by Emgold.  Four main exploration targets have been identified to date – the Stewart Moly Zone, the Craigtown Creek Gold Zone, the Arrow Tungsten Zone, and the Free Silver Zone.

In December 2011, Emgold completed a Cdn $767,750 flow-through financing to conduct exploration activities on the Stewart and Rozan properties during 2012. Permitting of the 2012 exploration program at Stewart commenced in first quarter 2012 and an exploration permit was obtained in August 2012.

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of south eastern British Columbia.  The Company holds a 100% interest in the property.

The Rozan Property is an early stage polymetallic exploration property in the same geological trend as the Stewart Property.  Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results.  The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

Market Trends

The price of gold has been increasing steadily over the past three years.  The gold price averaged $970 in 2009, $1,260 in 2010, $1,570 in 2011.  It has averaged approximately $1,660 per ounce to 30 September 2012.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

Golden Bear Ceramics Company

Golden Bear Ceramics Company has developed a process that can use a variety of non-traditional feedstock materials such as mine tailings, fly ash from coal fired power plants, fines from aggregate quarries, and other mineral wastes to make high quality 100% recycled stone and ceramic building products.  This process uses off-the-shelf equipment from the ceramics industry and involves traditional cold forging and hot forging processes.  Building products that can be produced include floor tile, wall tile, and roof tile.  These products are 100% recycled, qualify for Leadership in Energy and Environmental Design (LEED) Credits, require less energy to manufacture than traditional stone and ceramic tiles, and reduce trucking costs for both feedstock to plant and finished product to market.  Emgold plans to spin off this technology to a third party to allow its commercialization.  Plans are to construct a plant using the process developed by Golden Bear at the I-M Project in Grass Valley, CA and to obtain permits to construct and operate a plant are included in the applications for the Project and are being evaluated as part of the EIR.  Emgold plans to ultimately spin off Golden Bear as an independently financed and managed company.  Golden Bear could ultimately develop a series of plants in the U.S. and overseas capable of processing a variety of mineral wastes into high quality recycled stone and ceramic building products.

Results of Operations

The comprehensive loss for the nine month period ended 30 September 2012 was $898,436, which compares to a comprehensive loss of $1,482,557 during the same period in 2011. The main fluctuations in costs are as follows:

Exploration and evaluation (Rounded ‘000)	3 months 2012	3 months 2011	9 months 2012	9 months 2011
	$390,000	566,000	$695,000	1,031,000
Variance increase (decrease)	(176,000)		(336,000)

Exploration and evaluation activities, in the three and nine month periods, are being restricted as a result of the difficult current market conditions and the resulting cash crunch.

Professional fees (Rounded ‘000)	3 months 2012	3 months 2011	9 months 2012	9 months 2011
	$16,000	36,000	$82,000	145,000
Variance increase (decrease)	(20,000)		(63,000)

The Company has taken action to reduce professional fees and expects this trend to continue for the next year.

Salaries and benefits (Rounded ‘000)	3 months 2012	3 months 2011	9 months 2012	9 months 2011
	$57,000	54,000	$170,000	162,000
Variance increase	3,000		8,000

The amounts remain stable and are as expected by management.

Unrealized gain on warrant liability (Rounded ‘000)	3 months 2012	3 months 2011	9 months 2012	9 months 2011
	$(196,000)	-	$(490,000)	(60,000)
Variance increase (decrease)	(196,000)		(430,000)

The warrant liability will continue to roll into income as the passage of time decreases the value of the remaining liability.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

Summary of Quarterly Results

Financial data for the last eight quarters:

	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	GAAP
Three Months Ended	Sep-12	Jun-12	Mar-12	Dec-11	Sep-11	Jun-11	Mar-11	Dec-10
	$	$	$	$	$	$	$	$
Total Revenues	-	-	-	-	-	-	-	-
Loss from continuing operations	406,122	516,751	(24,437)	855,503	689,679	412,693	380,185	363,963
Loss (income) for the period	406,122	516,751	(24,437)	855,503	689,679	412,693	380,185	363,963
Loss per share (Basic and diluted)	(0.01)	(0.01)	(0.00)	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)
Total assets	1,500,731	1,611,293	1,938,803	2,198,166	1,245,255	1,690,810	2,021,071	2,249,435
Working capital	(466,057)	4,178	346,151	651,840	(695,764)	(223,008)	196,874	527,753

Variances between quarters are primarily affected by the Company’s activities and progress on permitting of the I-M Project and flow through work completed on the Company’s B.C. properties that does not always occur on an annual basis.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

Exploration and Evaluation
	Nine Months Ended 30 September 2012	Nine Months Ended 30 September 2011	Three Months Ended 30 September 2012	Three Months Ended 30 September 2011	Cumulative Total of 30 September 2012
Idaho – Maryland Property, California
Assay and analysis	$1,023	$-	$1,023	$-	$101,163
Community relations	2,380	-	2,380	-	82,941
Drilling	-	-	-	-	1,039,920
Geological & geochemical	150,527	254,316	1,692	88,130	4,996,910
Land lease and taxes	109,168	103,219	28,182	30,000	1,850,260
Consulting	-	-	-	-	209,713
Mine planning	60,281	244,536	5,385	44,248	4,857,010
Site activities	-	-	-	-	1,672,390
Stock-based compensation	41,400	13,166	325	-	682,418
Transportation	-	-	-	-	128,250
Incurred during the period	$364,779	$615,237	$38,987	$162,378	$15,620,975
Buckskin Rawhide and Koegel Properties, Nevada
Geological & geochemical	4,167	26,402	-	10,473	36,499
Site activities	827	1,165	-	-	6,770
Incurred during the period	$4,994	$27,567	$-	$10,473	$43,269
Rozan Gold Property, BC
Assays and analysis	32,500	-	32,500	-	44,303
Geological & geochemical	80,137	-	77,668	-	205,994
Drilling	239,473	-	239,473	-	303,523
Site activities	135	-	135	-	22,179
Stock-based compensation	-	-	-	-	16,055
Trenching	-	-	-	-	4,666
Transportation	1,858	-	1,858	-	14,212
Assistance and recovery	-	-	-	-	(7,322)
Incurred during the period	$354,103	$-	$351,634	$-	$603,610
Stewart Property, BC
Assays and analysis	-	4,584	-	4,584	156,712
Drilling	-	321,087	-	321,087	851,143
Geological & geochemical	11,957	55,391	-	47,046	346,907
Site activities	355	9,808	-	9,808	32,056
Stock-based compensation	-	-	-	-	16,055
Trenching	-	-	-	-	19,318
Transportation	-	10,223	-	10,223	56,061
Assistance and recovery	-	-	-	-	(29,692)
Incurred during the period	$12,312	$401,093	$-	$392,748	$1,448,560
Total exploration costs	$736,188	$1,043,897	$390,621	$565,599	$17,716,414

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

The Company’s primary focus continues to be the completion of the final phase of the three-phase permitting process.  The public comment period on the draft EIR was completed 20 January 2009.  Public and agency comments obtained in the public comment period have been categorized and reviewed.  Meetings were held with various state agencies to review their comments on the draft EIR.  The Company elected to make revisions to the project description permit applications and a revised draft EIR will be completed prior to the final EIR being completed to allow public comment on the revisions.  The Final EIR is anticipated by the Company in 2013-14, subject to financing, and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed. In pursuit of that goal, the Company requires additional financing and is exploring alternatives for funding the further development of the project, including equity financing, divesting of assets, joint ventures, or other business arrangements.

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares.  In addition, the Company endeavours to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to the “Risks” section of this document.

At 30 September 2012, the Company had a working capital deficiency of $466,057, compared with a working capital surplus of $651,840 at 31 December 2011.  Further to this the Company is committed to spending Cdn $767,750 on Canadian qualifying exploration expenditures by 31 December 2012.

Investing Activities

As at 30 September 2012, Emgold has capitalized $1,079,719 (31 December 2011 - $1,035,163) representing costs associated with the acquisition of its mineral property interests in California, Nevada and British Columbia.

Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to continue to raise equity capital for future operations.  If it is unable to continue to raise sufficient equity capital for continued permitting and corporate overhead, it would have to cease operations.

Share Capital

As at 30 September 2012, the Company had 58,884,504 common shares issued and outstanding.  The fully diluted share capital of 99,591,570 assumes the conversion of 35,134,401 warrants and 5,572,665 options.  Subsequent to the period end and up to the date of this report 1,225,205 of the outstanding warrants expired and 1,124,101 shares were issued on the exercise of warrants.  At the date of this report, the fully diluted amount of 98,366,365 includes these transactions.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

Financing Activities

Further financing will continue to be required to advance the I-M Project, for exploration of Emgold’s other properties, and for general and administrative costs, in order to complete the permitting process. Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1.  The Company currently has no carrying value for Golden Bear and all costs were written off in fiscal 2008.

Going Concern

At 30 September 2012, it is estimated that it may require, on average, approximately $50,000 per month on average in working capital to operate the Company over the next year, including corporate overhead and holding costs of properties.  In order to move forward with the permitting of the Idaho-Maryland Project, including environmental monitoring, permitting, and preliminary engineering costs associated with obtaining the CMUP for the I-M Project, as well as corporate administration, capital requirements would increase to $150,000 to $250,000 per month.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The Project may also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process.  Despite the current high price of gold bullion, financing for projects in the junior mining sector is extremely difficult due to instability in the world markets. In the event that insufficient funds can be raised to move the Idaho-Maryland Project forward, as announced in Emgold’s 26 October 2011 news release, Emgold may have to delay the permitting of the Idaho-Maryland Project until market conditions improve or, as a worst case, drop the Project entirely to focus on the other quality assets the Company currently has in its portfolio, including the Buckskin Rawhide Project in Nevada and the Stewart Property in British Columbia.

Since 2009, Emgold management has taken many steps to reduce corporate and project costs.  Currently, executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Although over 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  The Company has received all permits applied for by the Company since its acquisition of the I-M Project.

There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

14 | Page

Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

The Company has been performing reclamation activities on an on-going basis on its exploration properties.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

Plans for 2012 and On-going

The Company continues to focus on the permitting required for the I-M Project in Grass Valley and raising funds to achieve complete the permitting process.  The I-M Project is entering the final stages of the CEQA process and is requiring a substantial amount of the Company's financial and management resources.  The Company plans to raise funds to continue advancing the Idaho-Maryland Project.

The Company believes the Buckskin Rawhide Property is a highly prospective gold-silver exploration property with potential for discovery of high grade and bulk disseminated mineralization.  A high grade zone and bulk disseminated zone have been identified for core drilling.  Additional prospects on the property also exist.  Subject to completion of the deal announced with Rawhide Mining Company LLC in 14 and 19 November 2012 press releases, it is expected that RMC will conduct exploration activities on the Buckskin Rawhide East Area of the Property in 2013 with the goal of identifying resources that could ultimately be developed and processed at the adjacent Denton-Rawhide Mine.  The Company intends to conduct initial exploration activities (chip sampling, soil sampling, and geologic mapping) on the Buckskin Rawhide West Area that in not part of the RMC agreement, subject to financing.

The Company believes its Koegel Rawhide Property is a highly prospective gold-silver exploration property with potential for high grade and bulk disseminated mineralization.  A high grade zone has been identified for core drilling and additional prospects on the property will continue to be investigated, subject to financing.

The Company believes the Stewart and Rozan Properties are highly prospective poly-metallic exploration properties with potential for discovery of molybdenum, tungsten, gold, silver, and other types of mineralization.  A number of targets have been identified for continuing exploration, subject to financing.

Much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

15 | Page

Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

Related Party Transactions and Balances
Related party transactions and balances not disclosed elsewhere in the financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)	Fees(ii)	Share-based awards
CEO and President - management fees	2012 2011	138,800 185,000	49,200 -
A company of which the CFO is a director (iii) – management fees	2012 2011	3,000 -	- -
A company of which the CFO is a director (iii) – accounting	2012 2011	1,500 -	- -
759924 Ontario Ltd. (iv) – consulting fees	2012 2011	27,700 32,300	13,100 -
Directors	2012 2011	- -	52,400 -
i)	For the nine months ended 30 September 2012 and 2011.
ii)	Amounts disclosed were paid or accrued to the related party.
iii)	A company of which the CFO, Grant T. Smith, is a director.
iv)	A company of which a director, Kenneth Yurichuk, is a director.
v)	Appointed to the Board of Directors on 22 May 2012

At 30 September 2012, fees of $323,800 (30 September 2011 – $329,000) payable to David Watkinson; fees of $4,000 (30 September 2011 – $Nil) payable to Clearline; fees of $27,700 (30 September 2011 – $75,200) payable to 759924 Ontario Ltd.; fees of $Nil (30 September 2011 – $11,200) payable to Quorum Management and Administrative Services Inc.; fees of $Nil (30 September 2011 – $78,900) payable to Kent Avenue Consulting Ltd.; and amounts of $28,000 (30 September 2011 – $Nil) payable to Stephen Wilkinson were included in accounts payable.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

On 14 November 2012, the Company announced that is had signed an Option Agreement with Nevada Sunrise LLC and the Estate of Maurice and Lorraine Castage to acquire 100% of the underlying property rights for the Buckskin Rawhide East Property in Nevada.  The Company also announced it had reached an agreement with Rawhide Mining Company LLC to complete a private placement of Emgold shares at CDN $0.07 per share for and amount of CDN$1.0 million.  Approximately CDN$600,000 of this private placement will be used to fund the acquisition of the Buckskin Rawhide Property as per the Option Agreement.  The remaining $400,000 will be used for exploration on the Company’s properties in Nevada and B.C., and for general working capital.  The Company also announced that it would raise up to $1.5 million through a concurrent private placement at $0.07 per share.

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Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

The transactions are subject to TSX-Venture Exchange approval.  Finder’s fees and warrants may be paid in relation to the concurrent private placement only.  Investors in the $2.5 million total financing will receive a warrant allowing them to purchase one half of one non-transferrable share of the Company at a price of $0.12 per share, for a period of two years.  Upon completion of the transfer of the Buckskin Rawhide Property to Emgold, the Company will lease the property to Rawhide Mining Company.  Rawhide will complete exploration on the Property with the goal of defining mineral resources that may ultimately be permitted and processed at their adjacent Denton Rawhide Mine.  The transaction with Rawhide Mining Company LLC may result in a change of control of the Company, which will be voted on by shareholders at the Company’s Annual General Meeting scheduled for 12 December 2012.  Subsequent to the transaction being completed and upon obtaining the necessary approvals, Emgold plans to appoint Marceau Schlumberger, a Director of Rawhide Mining Company LLC, to the Board of Directors.  Details of the transaction are available in Emgold’s 14, 19 and 26 November 2012 press releases

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)
The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant ongoing cash requirements to meet its overhead and maintain its mineral interests.

(ii)	the recoverability of costs incurred to purchase mineral property interests;

(iii)	the inputs used in accounting for share based payment transactions and in valuation of warrants included in marketable securities and warrant liability; and

(iv)	management assumption of no material provisions or obligations, based on the facts and circumstances that existed during the period.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from related party, marketable securities, accounts payable and accrued liabilities, due to related party and warrant liability.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are its receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  The Company’s maximum exposure to credit risk as at June 30, 2012, is the carrying value of its financial assets.

17 | Page

Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described below, in normal circumstances.  Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the year ended 31 December 2011, the Company was able to raise net proceeds of USD $1,375,094 in private placements.

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations.  At 30 September 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents:

Based on the above net exposures at 30 September 2012, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $1,200 in the Company’s loss from operations.

Management of Capital

The Company defines capital as its shareholders' equity.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including its exploration properties.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during 2011 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

18 | Page

Emgold Mining Corporation
US Funds
(Unaudited)
Management Discussion and Analysis

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of 30 September 2012.  Based on that assessment, management concluded that, as at 30 September 2012, the Company’s internal control over financial reporting is effectively provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. There was no change in the Company’s internal controls over financial reporting that occurred in the first quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this Interim MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Respectfully submitted

On behalf of the Board of Directors

“David Watkinson”

David Watkinson
President & CEO

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